October 12, 2012

VIA ELECTRONIC DELIVERY

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Gladstone Land Corporation

Registration Statement on Form S-11

Registration No. 333-183965

Dear Ms Gowetski,

On behalf of Gladstone Land Corporation (the “Company”), we are providing this letter response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 4, 2012 with respect to the Company’s Registration Statement on Form S-11 (Registration No. 333-183965) (the “Registration Statement”), filed on September 18, 2012. Simultaneously herewith, the Company is filing Pre-effective Amendment No. 1 to the Registration Statement and supplementally providing, for the Staff’s review, a version of the Registration Statement marked to show changes from the most recently filed Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of our responses correspond to the page numbers of the Registration Statement.

Prospectus Summary, page 1

1.	Refer to the current portfolio table on page 1. We note that you also include a current portfolio table on page 94 of the prospectus, which contains more detailed information regarding your properties. Please revise the summary table so that it also discloses lease expiration and has similarly detailed footnote disclosure as the table on page 94.

In response to the Staff’s comment, the Company has revised the disclosure on page 1.

2.	We note your disclosure in footnote (1) on page 1 of the prospectus. Please calculate 2012 annualized rent based on the prior 12 months or advise.

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In response to the Staff’s comment, we supplementally advise the Staff that the Company has not owned all of the properties in the table for the last 12 months and does not believe it would be appropriate to present rental information for periods prior to its acquisition. However, the Company believes it is appropriate to present annualized rental information for each of its properties for comparative purposes where the properties are under leases for at least twelve months. With respect to those properties that the Company has owned for less than 12 months (including those acquired during 2012), each of these properties other than the Colding Loop Farm were acquired by the Company subject to leases of at least one year, and, therefore, the 2012 annualized GAAP straight-line rent represents GAAP revenue that the Company expects to recognize for the first full year that the Company owns the property. With respect to the Colding Loop Farm, the remaining term of the lease on this property at the time of acquisition was for less than one year (10 months). Accordingly, the Company has revised the GAAP straight-line rent for the Colding Loop Farm in the table to reflect only the GAAP straight-line rent the Company will recognize over the remaining term of the lease, which is less than one year. The Company has revised footnotes (1) and (2) on page 1 of the prospectus accordingly.

Land Acquisitions, page 4

3.	We note your response to comment 9 in our letter dated August 31, 2012 and the revisions made on page 4. Please revise to explain more specifically how your operations differ from those entities that comprise the NCREIF Farmland Index, including, as applicable, your use of leverage, your reliance on your adviser and manager and your payment of management fees, incentive fees, and reimbursement of expenses. Clarify whether you own properties included in the NCREIF Farmland Index or whether your current tenants own properties included in the index. In addition, please revise your disclosure to clarify that there is no guarantee that your returns will track that of NCREIF Farmland Index and provide a cross-reference to your Summary Consolidated Financial Data section.

In response to the Staff’s Comment, we supplementally advise the Staff that the NCREIF Farmland Index is an index comprised of farmland properties, rather than entities that own farmland. As such, the index is intended to reflect the performance of farmland, not companies, and there is no ability for investors to invest in the index. The properties included in the index consist of both farms that are leased to farmers and farms that are farmed by their landowners and, accordingly, the operating expense profile of the properties varies. The Company has revised the disclosure to clarify this and to highlight the ways in which an investment in the Company’s common stock would differ from a direct investment in the properties of the NCREIF Farmland Index. Additionally, we supplementally advise the Staff that the Company reports the performance of its properties to NCREIF quarterly and, as disclosed on page 4, all properties owned by the Company as of June 30, 2012 are included in the NCREIF Farmland Index.

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Compensation of Our Adviser and Our Administrator, page 11

4.	We note your response to comment 2 of our letter dated August 31, 2012. Please revise your disclosure on page 55, or elsewhere as appropriate, to briefly explain and quantify how the management advisory fee, the administration fee and expenses disclosed on page 55 are different than the proposed compensation under the new agreements.

In response to the Staff’s Comment, the Company has expanded the disclosure on page 52 to quantify how the management advisory fee and the administration fee are expected to be different under the new agreements.

Selected Financial Data, page 44

5.	We note your disclosure related to unaudited pro forma consolidated financial information. Please clarify for us whether the company intends to include pro forma financial information in the selected financial data or management’s discussion and analysis.

In response to the Staff’s comment, the Company does not intend to include pro forma financial information in the selected financial data or management’s discussion and analysis and accordingly has revised the disclosure on page 45.

Leased Property, page 80

6.	We note your response to comment 5 in our letter dated August 31, 2012. Please revise to explain what you mean by “traditional” REITs or remove the reference in the second paragraph of this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 to remove the reference to “traditional.”

Our Current Properties, page 86

7.	We note your response to comments 6 and 7 in our letter dated August 31, 2012 and your updated disclosure. Please revise your disclosure on page 86 to include the aggregate cost basis of properties alongside the aggregate appraised value. In addition please tell us and enhance your disclosure to explain why the calculated yield does not include interest expense incurred on the mortgages placed on your properties. Finally, revise your discussion to include a disclosure of the total interest expense that has been excluded from the yield calculation.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 to include the aggregate cost basis of its properties. We supplementally advise the Staff that the Company calculates the yield on its properties on an unleveraged basis in order to assess the properties’ income-generating ability. However, the Company has added additional disclosure on page 88, to disclose the total interest expense excluded from the calculation of the yield on its portfolio.

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The Company has also expanded the disclosure on pages 88-91 to disclose, on a property-by-property basis, the interest expense omitted from the calculation of the yield for each property.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 5. Real Estate and Intangible Assets, page F-15

8.	We have considered your response to comment 10 in our letter dated August 31, 2012. We are unclear how you determined it would be appropriate to recognize a bargain purchase gain on the purchase of farm land. Please explain to us how you determined that the property acquired met the definition of a business in accordance with ASC Topic 805-10-55-4 through ASC Topic 805-10-55-9. In addition, please clarify for us whether the property was acquired subject to a pre-existing lease or if the company entered into a new lease with the seller at the time of acquisition.

In response to the Staff’s comment, the Company is in the business of acquiring operating farmland and farming related improvements (barns, coolers, etc.). The Company generally acquires these properties subject to existing leases, but in some instances, the Company may simultaneously execute a sale leaseback with the seller. Such leases are generally short term in nature with terms of 2 to 5 years.

The Company observes that under ASC 805 10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. The Company believes an acquisition of farmland with a lease in place at the time of acquisition is considered a business under ASC 805 because it has all three elements of a business and is capable of providing a return to the Company immediately upon acquisition. The Company believes the input is the farmland, the processes relate to the management of the property (including negotiating new leases when leases expire), and the output is the rental revenue.

Further, ASC 805 states that “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.” In this case, the future leasing is significant to the value of the property.

The Company believes that the processes applied to the inputs are substantive and indicative of the acquisition of a business as the leases are short term in nature and thus are expected to be renegotiated frequently over the course of the Company’s expected holding period. Thus the relevant and related processes of lease negotiation, lease management, tenant selection, and other investment management related decisions are performed on a frequent basis in order to maintain the required output, which is the return to the Company.

With respect to the Keysville Road Farm acquisition, the Company did not acquire the property subject to an existing lease, but rather executed a new short-term lease with the seller simultaneously with the acquisition. The seller, who was in financial

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distress at the time of the sale, negotiated a below market lease that would enable him to manage his liquidity concerns after the sale. The Company believes a lease negotiated concurrently with an acquisition that will be in place at the time of acquisition should be considered an in-place lease in determining whether the acquisition meets the definition of a business under ASC 805 because the three elements of a business described above are present whether the lease is in-place or concurrently executed with the sale.

Because the Company concluded that the acquisition of the Keysville Road Farm property met the definition of a business under ASC 805, the Company has recorded the assets acquired and liabilities assumed at their acquisition date fair values in accordance with ASC 805-20-30-1. The assets acquired included land and intangibles related to the value of the in-place lease and the relationship with the tenant. The liability assumed relates to the below market nature of the lease with the tenant. The fair value of the assets acquired and liabilities assumed was determined from an appraisal obtained from an independent qualified appraiser utilizing methodologies and assumptions that are consistent with the valuations of the Company’s other recent acquisitions. The Company allocated purchase price to the fair value of the land by valuing the land as if it were vacant based on management’s determination of the fair value of the land. The below market lease intangible was recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the lease and (ii) management’s estimate of fair market lease rates, measured over a period equal to the remaining term of the lease. The total amount of the remaining intangible assets acquired, which consisted of in-place lease value and customer relationship value, was estimated based on management’s evaluation of the specific characteristics of the lease and the Company’s overall relationship with the tenant. The Company identified no other tangible or intangible assets in connection with this acquisition which resulted in the appraised fair value of the assets acquired, net of the liabilities assumed, being in excess of the acquisition price the Company paid.

The Company notes that the FASB Codification defines fair value as the amount that could be received between a willing buyer and a willing seller other than in a forced liquidation or sale. The Company believes that the independent appraisal is more representative of fair value than the acquisition price of the property. As the Company previously advised, the seller of the land was in financial distress at the time of sale because the seller had declared bankruptcy and needed to receive the consideration as fast as possible in order to continue farming operations. Without the proceeds from the sale, the seller would be unable to maintain his farming operations with cash on hand. As a result of the need to act quickly, the seller did not have time to publicly market the farmland for sale and the Company was able to acquire it at a discount. The Company believes the recognition of the bargain purchase gain is consistent with the guidance in ASC Topic 805-30, “Business Combinations.” ASC 805-30 provides an example of acting under compulsion in which a seller needed to dispose of investments by a specified date and therefore did not have sufficient time to market the investment to multiple potential buyers.

In accordance with ASC 805-30-25-4, the Company reassessed its purchase price allocation before recording the bargain purchase gain. As a result, the Company recorded the bargain purchase gain in accordance with the guidance and believes such accounting is appropriate. We advise the Staff that the liability recorded in the purchase price allocation related to the below market nature of the lease with the tenant reduces the bargain purchase gain that otherwise would have been recorded.

We supplementally advise the Staff that approximately $28,000 in transaction costs associated with the purchase of this property were expensed and note that had the transaction been treated as an asset acquisition, these amounts would have been capitalized.

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Note 9. Subsequent Events (Unaudited), page F-19

9.	Please provide to us and disclose in your amended prospectus the preliminary purchase price allocations related to your acquisitions of the Colding Loop and Trapnell Road Farms properties. Additionally, please explain to us in greater detail the terms of the pro-rata rent credit received at the closing of the Colding Loop Farm acquisition and clarify for us how you intend to account for the credit.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 to include the preliminary purchase price allocations related to the acquisitions of the Colding Loop and Trapnell Road Farms. Additionally, the Company respectfully advises the Staff that at the time of closing of the Colding Loop Farm, it received a credit to the sales price of $106,164 from the seller of the property. The credit to the sales price was the result of negotiations between the Company and the seller as a result of the below market nature of the existing lease in place. The amount of the credit was calculated as the present value of the difference between the remaining contractual rents and the fair market lease rents for the same period. The Company has concluded that the acquisition of the Colding Loop Farm property meets the definition of a business under ASC 805 and the Company has recorded the assets acquired and liabilities assumed at their acquisition date fair values in accordance with ASC 805-20-30-1. The below market nature of the lease was recorded as a below market lease intangible in the purchase price allocation and will be amortized into rental income over the remaining life of the lease.

Historical Summary of Revenue – Colding Loop Road Wimauma, LLC

Notes to Historical Summary, page F-38

1. Business, page F-38

10.	We note the disclosure that the property at Colding Loop was acquired in June 2012. However, your disclosure in footnote 9 to the financial statements of Gladstone Land Corporation states that the property was acquired on August 9, 2012. Please explain the difference to us.

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 to reflect the correct acquisition date of August 2012.

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You may fax any comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Registration Statement or this response to the undersigned at (703) 456-8100.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

Enclosures

cc:	David Gladstone, Gladstone Land Corporation

Thomas R. Salley, Cooley LLP

Brian F. Leaf, Cooley LLP

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